Exhibit 4.2

ARCO

______________________________________________

1985 EXECUTIVE LONG-TERM INCENTIVE PLAN

Effective June 4, 2001

As Amended Through

Amendment No. 16

WORKING COPY

                                                                                        ARCO

1985 EXECUTIVE LONG-TERM INCENTIVE PLAN

TABLE OF CONTENTS

		PAGE NO.
ARTICLE I.	GENERAL PROVISIONS
Section 1	Purposes of the Plan	1
Section 2	Definitions	1
Section 3	Administration of the Plan	8

ARTICLE II.	STOCK OPTIONS
Section 1	Grant of Stock Options	10
Section 2	Terms and Conditions of Stock Options	10

ARTICLE III. RESTRICTED STOCK

Section 1	Grant of Contingent Restricted Stock	13
Section 2	Grant of Restricted Stock	13
Section 3	Grant of Performance-Based Restricted Stock	13
Section 4	Waiver of Restrictions	15
Section 5	Termination of Employment	15

ARTICLE IV. PERFORMANCE-BASED DIVIDEND SHARE CREDITS

Section 1	Cancellation of Credits Upon Exercise, Expiration
or Surrender of Stock Option		17
Section 2	Performance-Based Criterion for Dividend
Share Credits		17
Section 3	Calculation For Payment	17
Section 4	Prospective Dividend Share Credits	18

ARTICLE VI.	ARCO BPA MERGER
Section 1	Purpose and Application of the Provisions of Article VI	24
Section 2	Performance Ranking Measurement	24
Section 3	Comparison Group – ARCO BPA Merger	26
Section 4	Grant of Performance-Based Restricted Stock –

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	ARCO BPA Merger	26
Section 5	Exercise of Stock Options	27

ARTICLE VII	CONSOLIDATION OF STOCK OPTIONS AND PERFORMANCE-BASED DIVIDEND SHARE CREDITS AND RE-PRICING OF STOCK OPTIONS

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ARTICLE I

GENERAL PROVISIONS

Section 1.	Purposes of the Plan

The purposes of the Plan are to provide a select group of management and other key employees with a specific incentive to work for the long-range growth and success of the Company and to enable the Company to attract, retain and motivate employees of superior capability.

Section 2.	Definitions

As used herein, the following terms shall have the following meanings:

(a)         “Base Salary” means the annualized regular biweekly wages of an Eligible Employee.

(b)         “Change of Control” means:

(i)          Consummation of a reorganization, merger or consolidation or sale of all or substantially all of the assets of ARCO (a “Business Combination”), unless, in each case, following such Business Combination:

(1)        All or substantially all of the individuals and entities who were the beneficial owners, respectively, of the then outstanding shares of common stock (the “Outstanding Common Stock”) of ARCO and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (the “Outstanding Voting Securities”) of ARCO immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60 percent of, respectively, the then Outstanding Common Stock and the combined voting power of the then Outstanding Voting Securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which, as a result of such transaction, owns ARCO or all or substantially all of ARCO’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be;

(2)        No Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of ARCO or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 25 percent or more of, respectively, the then Outstanding Common Stock of such corporation resulting from such Business Combination or

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the combined voting power of the then Outstanding Voting Securities of such corporation, except to the extent that such ownership existed immediately prior to the Business Combination; and

(3)        At least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(ii)         The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 or Rule 13d-5 promulgated under the Exchange Act) of 25 percent1 or more of either (A) the Outstanding Common Stock of ARCO or (B) the Outstanding Voting Securities of ARCO; provided, however, that for purposes of this Subsection (ii), the following shall not constitute a Change of Control: (aa) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by ARCO or any corporation controlled by ARCO; (bb) any acquisition by ARCO or any increase in beneficial ownership resulting solely from an acquisition by ARCO; (cc) any acquisition by any corporation pursuant to a Business Combination which complies with clauses (1), (2) and (3) of Subsection (i); or (dd) any acquisition directly from ARCO pursuant to a transaction (other than a Business Combination) approved by the Board after July 28, 1997; and provided, further, that in any event, without regard to the manner in which the level of ownership is attained, the ownership by any Person of 40 percent or more of the Outstanding Common Stock of ARCO or Outstanding Voting Securities of ARCO shall constitute a Change of Control; or

(iii)        Individuals who, as of July 28, 1997, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by ARCO’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, except that any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person shall not be considered an Incumbent Director2; or

_________________________

1              This percentage shall be 40% in the case of the Vesting of Prospective Dividend Share Credits under Article IV, Section 4 of the Plan and the Pro Rata Payment of Contingent Restricted Stock under Article III, Section 3(b)(v) of the Plan.

2              This provision shall not apply in the case of the Vesting of Prospective Dividend Share Credits under Article IV, Section 4 of the Plan and the Pro Rata Payment of Contingent Restricted Stock under Article III, Section 3(b)(v) of the Plan.

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(iv)        Approval by the stockholders of ARCO of a complete liquidation or dissolution of ARCO.

(c)         “Committee” means the Organization and Compensation Committee of the Board.

(d)         “Common Stock” means the common stock of ARCO having a par value of $2.50 per share.

(e)	“Company” means ARCO and its Subsidiaries.

(f)	“Comparison Group” means:

(i)          Chevron Corporation, Conoco Inc., Exxon Mobil Corporation, Occidental Petroleum Corporation, Phillips Petroleum Company, Texaco Inc. and Unocal Corporation; provided, however, that if any member of the Comparison Group ceases to exist during a Performance Period (“Terminated Member”) the Organization and Compensation Committee of the Board of Directors (the “Committee”) shall designate another entity as a member of the Comparison Group (“New Member”), which entity shall have characteristics as common as possible with the existing members of the Comparison Group, as determined in the sole discretion of the Committee; provided, further that the performance of the Terminated Member shall be used to calculate the Company Performance Ranking through the date it ceased to exist and the performance of the New Member shall be used to calculate the Company Performance Ranking for the remainder of the Performance Period.

(ii)       For the 1997–1999 Performance Period, a new company will not be selected to replace Mobil Corporation. Instead, the actual TSR performance of Mobil Corporation will be used through the day the Common Stock of Mobil Corporation ceases trading on the NYSE. In addition, for the time period commencing on the date when the Common Stock of Mobil Corporation ceases trading on the NYSE and ending on the close of an applicable Performance Period, as defined in Article I, Section 2(n) of the Plan, the TSR of Mobil Corporation will be measured by multiplying the price of a share of Common Stock of Exxon Mobil Corporation by 1.32015.

(g)         “Compensation Subcommittee” or “Subcommittee” means the members of the Committee who qualify as outside directors under Section 162(m) of the Internal Revenue Code of 1986, and as “Non-Employee Directors” within the meaning of Section 16 of the 1934 Exchange Act, as amended, and are empowered to establish, and certify to the attainment of, performance criteria prescribed under the Plan.

(h)         “Contingent Restricted Stock” means a contingent grant of shares of Performance-Based Restricted Stock under the terms and conditions set

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forth in Article III, Section 1, that has no indicia of ownership of Common Stock, that is granted at the commencement of a Performance Period and will be converted to an actual award of Performance-Based Restricted Stock, if any, pursuant to the Performance-Based Restricted Stock Payment Schedule.

(i)          “Dividend Rights” means, as of any date, (i) the total number of shares of Common Stock subject to all outstanding and unexercised Stock Options held by an optionee pursuant to the Plan, and (ii) the total number of Dividend Share Credits credited to an optionee on such date.

(j)          “Dividend Share Credits” means, with respect to a Stock Option granted prior to February 24, 1997, the total number of credits allocated to an optionee on any date. The number of Dividend Share Credits credited as of any record date for cash dividends declared on Common Stock shall be the aggregate number derived by (i) multiplying the dividend rate declared per share of Common Stock by the number of Dividend Rights held by an optionee as of the dividend record date, and then (ii) dividing the resulting figure by the Fair Market Value of a share of Common Stock on such record date. Dividend Share Credits attributable to exercised, expired or surrendered Stock Options shall be canceled upon such exercise, expiration or surrender and their treatment shall be as provided in Article IV of the Plan.

(k)         “Eligible Employee” means a member of a select group of management or other key employee of the Company who, in the opinion of the Committee, is in a position to contribute significantly to long-term profit and growth objectives; provided, however, that no member of the Committee nor any person owning stock possessing more than ten percent of the total combined voting power of all classes of stock of ARCO shall be an Eligible Employee.

(l)          “Employment” means continuous employment with the Company.

(m)       “Fair Market Value” of a share of Common Stock means the mean between the highest and lowest sales prices, or the closing sales price of a share of Common Stock, whichever is higher, on the date in question as reported on the composite tape for issues listed on the New York Stock Exchange. If no transaction was reported on the composite tape in the Common Stock on such date, the prices used shall be the prices reported on the nearest day preceding the date in question. If the Common Stock should not then be listed or admitted to trading on such Exchange, Fair Market Value shall be the mean between the closing bid and asked prices on the date in question as furnished by any member firm of the New York Stock Exchange selected from time to time by the Committee for that purpose.

(n)         “Performance Period” means the period of time established by the Subcommittee at the time of a grant of Contingent Restricted Stock over which the Company’s Performance Ranking will be determined.

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(o)         “Performance Ranking” means the ranking of the Company in Total Shareholder Return as measured against the Comparison Group over the applicable Performance Period.

(p)         “Performance-Based Restricted Stock” means restricted Common Stock which is granted by the Compensation Subcommittee following its determination of the Company’s Performance Ranking in relation to a grant of Contingent Restricted Stock and calculation of the payment pursuant to the Performance-Based Restricted Stock Payment Schedule. Such Performance-Based Restricted Stock shall be non-transferable and non-assignable during the applicable Restriction Period and may be forfeited if there is a termination of Employment during the Restriction Period for reasons specified in the Plan.

(q)         “Performance-Based Restricted Stock Payment Schedule” means the schedule which is used to calculate the amount of Performance-Based Restricted Stock available to pay Eligible Employees as determined by multiplication of the amount of a grant of Contingent Restricted Stock by the Award Multiple relating to the Company’s Performance Ranking as follows:

(i)	General Calculation:

Company Performance Ranking	Award Multiple

1	3.0
2	2.5
3	2.0
4	1.5
5	1.0
6	0.5
7	0
8	0
9	0

(ii)	Special Adjustments:

(1)        If one or more companies in the Comparison Group is within one percentage point of the Company’s TSR, the Company’s TSR rank Award Multiple shall be the average of the Company’s Award Multiple and the Award Multiple that would be applicable to such other companies.

(2)        If the Company’s TSR is within one percentage point of the average of the Comparison Group, weighted for market capitalization, the Award Multiple shall be the greater of the Company’s TSR rank Award Multiple or 1.0. The Subcommittee retains discretion to lower the Award Multiple.

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(r)          “Plan” means this 1985 Executive Long-Term Incentive Plan, including any amendments hereof and rules and regulations hereunder.

(s)         “Restriction Period” means the period specified by the Subcommittee at the time of grant of Restricted Stock during which the restriction and forfeitability conditions described under Section 2 of Article III apply.

(t)          “Restricted Stock” means Common Stock awarded under the Plan which is subject to certain forfeiture and transferability restrictions as provided in the Plan, in regulations of the Committee promulgated thereunder, and in the agreement evidencing the grant of such Restricted Stock.

(u)         “Salary Grade Level” means the classification assigned to an Eligible Employee, based on salary and grade ranking, by ARCO.

(v)         “Stock Options” means options to purchase Common Stock under the terms and conditions set forth in Article II of the Plan. Such options shall not be “Incentive Stock Options” as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended.

(w)        “Subsidiary” means any corporation, the majority of the voting stock of which, or any partnership or joint venture, the majority of the profits interest or capital interest of which, is owned directly or indirectly by ARCO or a member of the Comparison Group, as applicable.

(x)         “Target Investment Value” means one-half of the Total Investment Value.

(y)         “Total Investment Value” means, with respect to each Salary Grade Level, that value which represents the 50th percentile of long-term compensation payable by the Comparison Group, determined annually based on an analysis of market data.

(z)         “Total Shareholder Return” or “TSR” means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the established measurement period. The beginning and ending stock price, as applicable, used to calculate the Total Shareholder Return shall be the average of the closing price on the ten trading days prior to the last trading day of the calendar year, on the last trading day of the calendar year, and on the ten trading days following the last trading day of the calendar year.

(aa)      “Anticipatory Change of Control” means (i) the execution of an agreement or a written document which, if the subject thereof were consummated, would result in a Change of Control; (ii) a public announcement by any Person, including ARCO, of an intent to take an action(s) which, if consummated, would result in a Change of Control; or (iii) the delivery of a signed, written statement to the Trustee of the Change of Control Trust and ARCO’s Independent Auditor by the

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Chief Financial Officer of ARCO and General Counsel of ARCO that an Anticipatory Change of Control is in effect, provided that, with respect to any of the above three circumstances, the Anticipatory Change of Control shall commence only upon approval either by the Board or the Executive Committee of the Board.

(bb)      “ARCO” means Atlantic Richfield Company, its successors and assigns.

(cc)       “Change of Control Trust” means the trust established by ARCO to provide for the payment of any benefits, in whatever form is required, under this Plan on and after a Change of Control.

(dd)      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(ee)      “Person” means any individual, corporation, firm, partnership, governmental body, entity or group and shall include any person within the meaning of §13(d)(3) or §14(d)(2) of the Exchange Act.

(ff)         “Prospective Dividend Share Credits” means the amount of Dividend Share Credits which would be earned with respect to a Stock Option during the period commencing on the date of a Change of Control and concluding on the expiration date of the term of the Stock Option, assuming (i) no exercise of the Option; (ii) a fixed Fair Market Value of a share of Common Stock, and (iii) a fixed dividend, on such Common Stock. Both Fair Market Value and the dividend rate shall be determined as of the record date of the quarterly dividend on such Common Stock immediately preceding the Change of Control.

(gg)      “Special Plan Administrator” means the entity designated in the Change of Control Trust as having full Administrative powers under Article I, Section 3 of this Plan on and after a Change of Control, including, but not limited to, all interpretive and decision powers reserved to the Committee or the Subcommittee prior to a Change of Control.

(hh)      “Board” means the Board of Directors of ARCO established by the Articles of Incorporation of ARCO.

(ii)         “Executive Committee” means the Executive Committee of the Board as established by the Board of Directors of ARCO.

Section 3.	Administration of the Plan

(a)        Prior to a Change of Control, the Plan shall be administered by the Committee or, where specified herein, by the Subcommittee. The Committee or Subcommittee, as applicable, is authorized to interpret the Plan, to adopt such rules and regulations as may from time to time be deemed necessary

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for the effective operation of the Plan, and to act upon all matters relating to the granting of awards under the Plan. Any determination, interpretation, construction or other action made or taken pursuant to the provisions of the Plan by or on behalf of the Committee or Subcommittee, as applicable, shall be final, binding and conclusive for all purposes and upon all persons including, without limitation, the Company, the Company’s shareholders and Eligible Employees and their respective successors in interest.

(b)        On and after a Change of Control the Plan shall be administered by the Special Plan Administrator which shall have all powers of the Committee and Subcommittee described under Subsection 3(a) of this Article.

(c)        No member of the Committee or Subcommittee, as applicable, shall be personally liable by reason of any contract or other instrument executed by such member, or on such member’s behalf, in such member’s capacity as a member of the Committee or Subcommittee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee or Subcommittee, as applicable, and each other officer, employee or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee or Subcommittee) arising out of any act or omission in connection with the Plan unless arising out of such person’s own fraud or bad faith.

(d)        Subject to the terms and limitations of Subsection 1(a) of Article II and Section 1 of Article III of the Plan, the Committee or Subcommittee, as applicable, may at the time of the annual grants, make adjustments within the Total Investment Value applicable to all Eligible Employees provided that any reallocation resulting from changes in individual grants may be made only to Eligible Employees in the same Salary Grade Level as the affected individuals, so that the Total Investment Value by Salary Grade Level may not be exceeded.

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ARTICLE II

STOCK OPTIONS

Section 1.	Grant of Stock Options

(a)         Regular Grants. The Committee may make an annual grant of Stock Options to Eligible Employees in an aggregate amount equal to the Target Investment Value (i.e., one-half of the Total Investment Value), subject to the terms and conditions set forth in the Plan and on such other terms and conditions as are not inconsistent with the purposes and provisions of the Plan, provided, that, the Committee, in its sole discretion, may, at the time of the annual grant, adjust such aggregate amount from zero to three times the Target Investment Value.

(b)         Special Grants. The Committee, in its sole discretion, may make grants of Stock Options in amounts determined to be appropriate by the Committee to:

(i)          Employees of the Company who are not regular Eligible Employees, either at the same time as the regular, annual grant of Stock Options or at other times, and

(ii)         Eligible Employees at times other than the time of the regular, annual grant of Stock Options due to special circumstances, such as commencement of Employment or special achievement.

The Committee may, by resolution, delegate to the Chairman of the Board the power to make special grants of Stock Options at times other than the regular, annual grants. Any such grants of Stock Options by the Chairman of the Board will be based upon the recommendations of the Senior Vice President, Human Resources and shall be reported to (or, if necessary, ratified by) the Subcommittee at its next meeting.

Section 2.	Terms and Conditions of Stock Options

All Stock Options granted under the Plan shall be subject to the following terms and conditions:

(a)         Option Price. The option price per share with respect to each Stock Option shall be fixed by the Committee, but shall not be less than the Fair Market Value of the Common Stock on the date the Stock Option is granted.

(b)         Period of Option. A Stock Option shall expire and all rights thereunder shall end at the expiration of such period (not exceeding ten years) after

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the date the Stock Option is granted as shall be fixed by the Committee at the time it grants the Stock Option.

(c)         Exercise of Option. Stock Options may be exercised during the remaining term of the options in accordance with the following schedule, subject to the provisions of Subsection 2(d) of this Article II:

Continuous Employment Following Grant	Portion Of Grant Exercisable

1 year	33-1/3%
2 years	66-2/3%
3 years	100%

(d)	Termination of Employment.

(i)          If an optionee’s Employment is terminated prior to entitlement to exercise all or a portion of a grant of Stock Options, the optionee will be entitled to exercise all of his or her outstanding Stock Options during the remainder of the term of the Stock Options, if the optionee’s termination is due to (1) total and permanent disability, (2) termination, other than for cause, with a right to an immediate allowance under a retirement plan of the Company, or (3) involuntary termination, other than for cause.

(ii)         If an optionee’s Employment is terminated for cause, regardless of retirement eligibility, or the optionee voluntarily terminates Employment without a right to an immediate retirement allowance under a retirement plan of the Company, any outstanding Stock Options which the optionee is not entitled to exercise shall be canceled and, except as may be provided under Subsection 2(d)(iii) of this Article II, the optionee will be permitted to exercise any Stock Options which the optionee is entitled to exercise immediately prior to his or her date of termination of Employment only during the 60 calendar days following such Employment termination date.

(iii)        The Committee, in its sole discretion, may increase the portion of a grant of Stock Options which an optionee who terminates Employment under Subsection 2(d)(ii) of this Article II is entitled to exercise and/or the post-termination of Employment period during which some or all of his or her Stock Options may be exercised, provided that in no event may the amount of exercisable Stock Options exceed the amount of the original grant nor may the post-termination of Employment exercise period of such an optionee be longer than 24 months following termination of Employment. The Committee may, by resolution, delegate this power to the Chairman of the Board of the Company, whose decisions shall be based upon the recommendations of the Senior Vice President, Human Resources and shall be reported to the Committee at its next meeting.

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(e)         Death. If an optionee dies prior to entitlement to exercise all or a portion of a grant of Stock Options, the designated beneficiary of the optionee or, absent a beneficiary designation, the executor or administrator of his or her estate, will be entitled, commencing on the optionee’s date of death, to exercise all of the optionee’s outstanding Stock Options during the remainder of the period applicable to such Stock Options under Subsection 2(b) of this Article II.

(f)          Change of Control. Except as to any grant of Stock Options after the commencement of an Anticipatory Change of Control related to a merger between Atlantic Richfield Company and BP Amoco, upon the occurrence of a Change of Control, a participant shall be entitled to exercise any outstanding Stock Options which are not otherwise exercisable immediately preceding such a Change of Control.

(g)         Payment for Shares. Every share purchased through the exercise of a Stock Option shall be paid for in full, in cash, within ten business days following the time of exercise or, unless the Stock Option expressly provides otherwise, at the time of exercise in shares of Common Stock valued at their Fair Market Value on the date on which such Stock Option is exercised, or in a combination of cash and such shares.

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ARTICLE III

RESTRICTED STOCK

Section 1.	Grant of Contingent Restricted Stock

The Subcommittee may make an annual grant of Contingent Restricted Stock to Eligible Employees in an amount of contingent shares equal to the quotient of the Target Investment Value divided by the Fair Market Value of a share of Common Stock on the date of grant.

Section 2.	Grant of Restricted Stock

The Subcommittee may grant Restricted Stock under the Plan to Eligible Employees, and shall, in each case, determine the number of shares of Restricted Stock to be granted and the terms or duration of the restrictions to be imposed upon those shares.

Section 3.	Grant of Performance-Based Restricted Stock

(a)         The Subcommittee may grant Performance-Based Restricted Stock under the Plan to Eligible Employees who have been granted Contingent Restricted Stock and the Subcommittee shall in each case determine the number of shares to be granted in accordance with the Performance-Based Restricted Stock Payment Schedule.

(b)	Restrictions Applicable to Performance-Based Restricted Stock.

(i)          Subject to the provisions of Subsections 3(b)(iii) and (iv) of this Article III, shares of Performance-Based Restricted Stock shall become vested 24 months following the date of grant, if the participant remains in Employment during this period.

(ii)         During the period in which Performance-Based Restricted Stock is not vested, such stock shall be nontransferable and may not be pledged or otherwise encumbered.

(iii)       If a grantee’s Employment is terminated within 24 months following the grant of Performance-Based Restricted Stock due to (1) total and permanent disability; (2) involuntary termination, other than for cause; (3) termination, other than for cause, with a right to an immediate retirement allowance under a retirement plan of the Company; or (4) death, such stock shall be deemed vested on the day the grantee’s employment is terminated.

(iv)       If a grantee terminates Employment within 24 months following the grant of Performance-Based Restricted Stock due to a reason other

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than described under Subsection 3(b)(iii) of this Article III, all stock pursuant to such grant will be forfeited unless the Subcommittee accelerates the vesting of all or a portion of such stock upon its determination that such vesting is in the best interest of the Company. The Subcommittee may, by resolution, delegate this power to the Chairman of the Board, whose decisions will be based upon the recommendations of the Senior Vice President, Human Resources and shall be reported to the Subcommittee at its next meeting.

(v)        (1)        If a Change of Control occurs following any grant of Contingent Restricted Stock, any actual award of Performance-Based Restricted Stock to which the grantee would otherwise be entitled in respect of such Contingent Restricted Stock, based on the Company’s Performance Ranking for the year of the Performance Period on the date of the Change of Control under the applicable Restricted Stock Payment Schedule, shall be satisfied by the grant of shares of Common Stock. The number of shares shall be determined by multiplying the Contingent Restricted Stock by a fraction, the numerator of which is the number of completed months (or fraction thereof) in the Performance Period as of the date of the Change of Control and the denominator of which is the number of months in such Performance Period. However, if such Contingent Restricted Stock is granted after the commencement of an Anticipatory Change of Control related to a merger of a subsidiary of BP Amoco p.l.c. with and into Atlantic Richfield Company, such grant shall be satisfied by the grant of Performance-Based Restricted Stock subject to normal employment circumstances.

(2)        If a Change of Control under Article I, Section 2(b)(ii), other than by reason of the application of Footnote 1, occurs, and a grantee of Contingent Restricted Stock is terminated by the Company after a Person attains an ownership level of 25 percent but before a Change of Control occurs for any other reason or any Person attains an ownership level of 40 percent or more of the outstanding shares of stock of the Company or the corporation resulting from a Business Combination, as defined in Article I, Section 2(b)(i), any actual award of Performance-Based Restricted Stock to which the grantee would otherwise be entitled, based on the Company’s performance ranking as of the earlier of (A) the end of the Performance Period, or (B) the occurrence of a Change of Control by reason of the application of Footnote 1 to Article I, Section 2(b)(ii), shall be multiplied by a fraction, the numerator of which is the number of completed months (or fraction thereof) of the Performance Period as of the grantee’s date of termination and the denominator of which is the number of months in such Performance Period, with payment to be made in shares of Common Stock.

(c)         No grant of Performance-Based Restricted Stock may be made to a “Covered Employee”, as defined in proposed Treasury Regulations Section 1.162.27, unless the Subcommittee has certified in writing that the performance

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criteria set forth in the Performance-Based Restricted Stock Payment Schedule have been attained.

Section 4.	Waiver of Restrictions

(a)         Restrictions upon vesting and transferability of Restricted Stock may be permitted to lapse as originally provided by the Subcommittee at the time of grant, as provided in the Plan or otherwise as the Subcommittee may determine in its sole discretion.

(b)         Restrictions upon vesting and transferability of Performance-Based Restricted Stock shall lapse as provided in Section 3 of this Article III.

(c)         Except as to any grant of Restricted Stock or Performance-Based Restricted Stock after the commencement of an Anticipatory Change of Control related to a merger between Atlantic Richfield Company and BP Amoco, all shares of Restricted Stock and Performance-Based Restricted Stock shall be deemed vested upon the occurrence of a Change of Control.

Section 5.	Termination of Employment

(a)         If a grantee of Contingent Restricted Stock commences Employment following the beginning of a Performance Period, or terminates Employment prior to the end of a Performance Period, as the case may be, except as provided below, any actual award of Performance-Based Restricted Stock to which the grantee would otherwise be entitled under the applicable Restricted Stock Payment Schedule, shall be multiplied by a fraction, the numerator of which is the number of months employed during the Performance Period and the denominator of which is the number of months in such Performance Period, provided that in no event may an award of Performance-Based Restricted Stock be made unless the grantee has been in Employment for at least six months during the Performance Period.

(b)         If, prior to the end of a Performance Period, a grantee of Contingent Restricted Stock terminates Employment due to (i) total and permanent disability; (ii) involuntary termination, other than for cause; or (iii) termination, other than for cause, with a right to an immediate retirement allowance under a retirement plan of the Company, the grantee shall be paid the value determined under Subsection 5(a) of this Article III as of the date of the grantee’s termination, with payment to be made in shares of Common Stock at the end of the Performance Period.

(c)          If, prior to the end of a Performance Period, a grantee of Contingent Restricted Stock terminates Employment due to death, the designated beneficiary of the grantee or, absent a beneficiary designation, his or her estate, shall be paid the value determined under Subsection 5(a) of this Article III based on the Company’s Performance Ranking for the year of the Performance Period which

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ends closest to the grantee’s death, with payment to be made in shares of Common Stock as soon as practicable following the end of such year of the Performance Period.

(d)         If, prior to the end of a Performance Period, a grantee of Contingent Restricted Stock terminates Employment for cause, regardless of retirement eligibility, or voluntarily terminates Employment, other than with a right to an immediate retirement allowance under a retirement plan of the Company, all such Contingent Restricted Stock held by the grantee shall be canceled.

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ARTICLE IV

PERFORMANCE-BASED DIVIDEND SHARE CREDITS

Section 1.	Cancellation of Credits Upon Exercise, Expiration or Surrender of
Stock Option

Dividend Share Credits shall be credited as provided in Article 1, Subsection 2(j) of the Plan. Upon exercise of any Stock Option, in whole or in part, the credited Dividend Share Credits attributable to the exercised Stock Options shall be canceled. Upon expiration of any Stock Option at the end of its original maximum term, the credited Dividend Share Credits attributable to the expired Stock Options shall be canceled. An optionee may elect to surrender for cancellation exercisable Stock Options in whole or in part. Upon surrender and cancellation of any such Stock Options, the Dividend Share Credits attributable to the surrendered Stock Options shall also be canceled.

The shares of Common Stock underlying Stock Options exercised, surrendered or expired pursuant to this Section shall be referred to as the “affected shares” for purposes of the application of the performance criterion set forth in Section 2 of this Article IV. For purposes of the application of such criterion, the date of exercise, surrender or expiration shall be referred to as the “determination date.”

Section 2.	Performance-Based Criterion For Dividend Share Credits

Upon the exercise, expiration or surrender of any Stock Option, the Committee shall apply the following performance-based criterion to the Dividend Share Credits allocable to the affected shares:

In order for the performance criterion to be attained, the aggregate Fair Market Value of the canceled Dividend Share Credits must exceed the aggregate option price of the affected shares less their aggregate Fair Market Value on the determination date.

The criterion shall be applied independently to each grant in the event of the exercise, cancellation or surrender of Stock Options attributable to multiple grants on the same date.

Section 3.	Calculation For Payment

If the performance criterion set forth in Section 2 of this Article IV is attained, a payment in shares of Common Stock shall be made to the optionee, which shall have a value equal to the Fair Market Value of a share of Common

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Stock multiplied by the total number of any canceled Dividend Share Credits, less the amount by which the aggregate option price of the affected shares exceeds the aggregate Fair Market Value of underlying shares related to such Stock Options on the determination date. The optionee may elect to receive a cash payment in respect of such shares, in which case the shares of Common Stock otherwise payable to the optionee shall be sold by the Company, at no cost to the optionee, and the equivalent cash payment shall be made to the optionee.

No payment may be made to a “Covered Employee”, as defined in proposed Treasury Regulations Section 1.162.27, unless the Subcommittee has certified in writing that the performance criterion set forth in Section 2 of this Article IV has been attained.

Section 4.	Prospective Dividend Share Credits

(a)          Upon the occurrence of a Change of Control, the Prospective Dividend Share Credits allocable to an optionee, as of the date of the Change of Control, shall be credited to the account of the optionee, as described in Subsection (b), and no further Dividend Share Credits shall accrue with respect to such optionee.

(b)         As of the date of a Change of Control, the Dividend Share Credits that would be earned under each outstanding Stock Option for the remaining term of the Stock Option shall be calculated, assuming no further exercises of the Stock Option and using the dividend rate and the Fair Market Value of a share of Common Stock as of the most recent dividend record date relating to Common Stock. The resulting number of Dividend Share Credits shall be added to the Dividend Share Credits held in the participant’s account as of the date of the Change of Control and all such Dividend Share Credits shall be treated as credited under Article I, Subsection 2(j) of the Plan, and the participant shall be entitled to payment in shares of Common Stock of the number of Dividend Share Credits relating to an exercise of Stock Options i n accordance with Article IV of the Plan.

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ARTICLE V

MISCELLANEOUS PROVISIONS

Section 1.	Option and Restricted Stock Limits

(a)          The number of shares of Common Stock upon which Stock Options may be granted or which may be the subject of a grant of Restricted Stock or Performance-Based Restricted Stock during a calendar year shall be eight-tenths of one percent (0.8%) of the total issued and outstanding shares of Common Stock as of December 31 of the immediately preceding calendar year. Any shares of Common Stock available for grant that are not made the subject of a grant during a calendar year, or portion thereof, will be available for grant in any subsequent year, or portion thereof, until the end of the term of the Plan. The number of available shares described in the preceding sentences is subject to adjustment as provided in Section 2 of this Article V. The shares shall be made available from authorized Common Stock, issued or unissued , or from Common Stock issued and held in the treasury of the Company as shall be determined by the Committee. Shares of Common Stock subject to Stock Options, shares of Restricted Stock and shares of Performance-Based Restricted Stock that are canceled pursuant to Subsection 2(d) of Article II, Section 2 of Article III or Section 3 of Article III of the Plan may be reallocated under the Plan.

(b)         No individual may be granted more than 500,000 shares of Restricted Stock, Performance-Based Restricted Stock and/or Stock Options, regardless of the combination, in any calendar year.

Section 2.	Adjustment in Terms of Award

In the event of a reorganization, recapitalization, stock split, stock dividend, distribution of assets other than pursuant to a normal cash dividend, combination of shares, merger, consolidation, rights offering, split-up, split-off, spin-off or any other change in the corporate structure or shares of the Company (other than a Change of Control), the Committee may, in its discretion, after consultation with the Chairman of the Board and the President of ARCO, make appropriate adjustments to reflect such event in respect of (a) the limitation in Section 1 of this Article V on the maximum number of shares of Common Stock upon which Stock Options may be granted or which may be the subject of a grant of Restricted Stock or Performance-Based Restricted Stock, (b) the number of shares of Common Stock covered by, and the exercise price per share applicable to, outstanding Stock Options, (c) the number of shares of Common Stock covered by outstanding awards of Restricted Stock or Performance-Based Restricted Stock, and (d) the number of outstanding Dividend Share Credits allocated to optionees’ accounts. In the event that the Committee, after consultation with the Chairman of the Board and the President of ARCO, determines that, because of a change (other than a Change of

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Control) in the Company’s business, operations, corporate structure, capital structure, assets or manner in which it conducts business, which it deems to be extraordinary and material, the terms of awards theretofore made are no longer suitable to the objectives which the Committee sought to achieve when it made such awards, it may modify the terms of any or all of such awards in such manner as it may decide is advisable; provided, however, that no award may be modified in a manner which would be inconsistent with the intent of Subsection 1(b) or Section 9 of this Article V, or which would result in an increase in the shares of Performance-Based Restricted Stock.

Section 3.	Governmental Regulations

The Plan and the grant and exercise of Stock Options, the crediting and payment of Dividend Share Credits and the award of Contingent Restricted Stock, Restricted Stock and Performance-Based Restricted Stock hereunder, shall be subject to all applicable rules and regulations of governmental or other authorities.

Section 4.	No Guaranty of Employment

The grant of a Stock Option, credit of a Dividend Share Credit, or award of Contingent Restricted Stock, Restricted Stock or Performance-Based Restricted Stock under the Plan shall not confer upon a recipient any right to continue in the employ of the Company nor shall it interfere with or restrict in any way the right of the Company to discharge an Eligible Employee at any time for any reason, with or without good cause.

Section 5.	Relation to Benefit Plans

Stock Options, Dividend Share Credits, Contingent Restricted Stock, Restricted Stock and Performance-Based Restricted Stock will not be considered as compensation for the purpose of any other benefit plans maintained by the Company.

Section 6.	Assignment or Transfer

No Stock Option, Dividend Share Credit or share of Contingent Restricted Stock, Restricted Stock or Performance-Based Restricted Stock shall be assignable or transferable by an Eligible Employee otherwise than by will or the laws of descent and distribution.

Section 7.	Rights as Shareholder

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(a)         An Eligible Employee under the Plan shall have no rights of a holder of Common Stock by virtue of an award of Stock Option or Contingent Restricted Stock hereunder, unless and until certificates for shares of Common Stock, Restricted Stock or Performance-Based Restricted Stock are issued to him or her pursuant to the Plan.

(b)         Dividend Share Credits shall not be considered as dividends on Common Stock for any purpose.

(c)         An Eligible Employee who has received an award of Restricted Stock or Performance-Based Restricted Stock shall have the right to vote such stock. All dividends paid with respect to Restricted Stock or Performance-Based Restricted Stock shall be reinvested in additional shares of Restricted Stock, subject to the same restrictions, including the date on which such restrictions lapse, as the shares of Restricted Stock or Performance-Based Restricted Stock with respect to which the dividends are paid. Stock received with respect to an award of Restricted Stock or Performance-Based Restricted Stock pursuant to a stock split, stock dividend or other change in the capitalization of the Company will be held subject to the same restrictions on transferability that are applicable to such shares of Restricted Stock or Performance-Based Restricted Stock.

Section 8.	Withholding Taxes

(a)         The Company shall have the right to withhold from salary or otherwise or to cause the employee (or the executor or administrator of his or her estate or his or her distributee) to make payment of any federal, state, local or foreign taxes required to be withheld with respect to any exercise of a Stock Option, stock or cash settlement of a Dividend Share Credit, or award or vesting or deemed vesting of Restricted Stock or Performance-Based Restricted Stock.

(b)         In the case of an exercise of Stock Options, the payment in respect of Dividend Share Credits allocable to the affected shares, or the vesting or deemed vesting of Restricted Stock or Performance-Based Restricted Stock, an Eligible Employee may elect to have the withholding obligation satisfied by having the Company withhold shares of Common Stock received upon an exercise of Stock Options, the payment in respect of Dividend Share Credits allocable to the affected shares or the vesting or deemed vesting of Restricted Stock or Performance-Based Restricted Stock, as the case may be.

Section 9.	Amendment and Discontinuance of the Plan

The Board may amend or discontinue the Plan as it shall from time to time consider desirable, provided that:

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(a)         Except as provided under Subsection (c) hereof, no amendment shall, without further approval by the holders of a majority of the shares which are represented in person or by proxy and entitled to vote on the subject at a meeting of shareholders of ARCO, change the terms of the Plan so as to increase the maximum number of shares upon which Stock Options may be granted or which may be issued upon a grant of Restricted Stock or Performance-Based Restricted Stock or the payment of Dividend Share Credits from the amounts described in Subsections 1(a) and (b) of this Article V, reduce the minimum Stock Option price, or extend the maximum Stock Option period.

(b)         Except as provided under Subsection (c) hereof, no amendment, discontinuance or termination shall deprive persons who hold shares of Contingent Restricted Stock, Restricted Stock or Performance-Based Restricted Stock, or who are entitled to exercise Stock Options, or to receive a settlement of Dividend Share Credits pursuant to the terms and provisions of the Plan, of their rights with respect thereto.

(c)         No amendment may be made during the period of an Anticipatory Change of Control, except that the Board may amend the Plan during such a period as it may deem necessary, upon advice of counsel, to further the interest of the Company, its shareholders and the Plan participants regarding any legal requirements that may be applicable to a Change of Control, including, without limitation, satisfaction of any requirements relating to accomplishing “Pooling” treatment under applicable accounting rules, and any Securities Exchange Act rules or tax rules.

(d)         The Plan may not be amended or terminated on or after a Change of Control until all outstanding Stock Options have been exercised or expired and all payments of Contingent Restricted Stock under the Plan have been made, except as deemed necessary by BP Amoco to make administrative modifications provided that any such modification does not adversely affect the rights or benefits of any Participant, other than a modification which has a de minimis effect on a Participant’s rights, benefits or obligations.

Section 10.	Effective Date

The effective date of the Plan is May 28, 1985.

Section 11.	Term of Plan

No Stock Options or Contingent Restricted Stock, Restricted Stock or Performance-Based Restricted Stock may be granted after February 24, 2007.

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ARTICLE VI

ARCO BPA MERGER

Section 1.	Purpose and Application of the Provisions of Article VI

If the ARCO BPA Merger is consummated prior to the conclusion of any Performance Period, as defined in Article I, Section 2(n) of the Plan relating to any outstanding grants of Contingent Restricted Stock (“CRS”), as defined in Article I, Section 2(h) of the Plan, then, notwithstanding any other provision of the Plan, the following provisions shall apply.

Section 2.	Performance Ranking Measurement

The ARCO Performance Ranking, as defined in Article I, Section 2(o) of the Plan, will be calculated using each of the following four methods under Subparagraphs (a) through (d) and whichever of the four methods produces the highest Award Multiple, as calculated in the general calculation of the Performance-Based Restricted Stock Payment Schedule, as defined in Article I, Section 2(q) of the Plan, shall be used to determine the number of shares of Common Stock to be awarded to an Eligible Employee:

(a)    (1)     The TSR of ARCO means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the first to occur of (i) the end of the established measurement period for the applicable grant of CRS, and (ii) the date that ARCO Common Stock ceases trading on the New York Stock Exchange (NYSE). If Section 2(a)(1)(ii) is used, the beginning and ending stock price used to calculate the TSR of ARCO shall be the average of the closing price on the ten NYSE trading days prior to the last NYSE trading day of ARCO Common Stock, on the last NYSE trading day of ARCO Common Stock, and on the ten NYSE trading days following the last NYSE trading day of ARCO Common Stock, using the closing price on the NYSE of a BP Amoco ADS multiplied by the Exchange Ratio as defined in Article 1.3.2 of the Agreement and Plan of Merger, dated as of March 31, 1999 among BP Amoco p.l.c., Atlantic Richfield Company and Prairie Holdings, Inc. (the “Exchange Ratio”) to determine the price of ARCO Common Stock for the last ten NYSE trading days.

(2)      The TSR of each member of the Comparison Group, as defined in Article I, Section 2(f) of the Plan (“Comparison Group TSR”) means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the same measurement period used for ARCO Common Stock in Subsection (1) above. The beginning and ending stock price used to calculate the TSR of each member of the Comparison Group shall be the average of the closing price on the ten NYSE trading days prior to ARCO’s last NYSE trading day, on the last NYSE trading day of ARCO Common Stock and on the ten NYSE trading days following ARCO’s last NYSE trading day.

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(b)     (1)    The TSR of ARCO means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the first to occur of (i) the end of the established measurement period for the applicable grant of CRS, and (ii) the date that ARCO Common Stock ceases trading on the NYSE. If Section 2(b)(1)(ii) is used, the beginning and ending stock price used to calculate the TSR of ARCO shall be the average of the closing price on the ten NYSE trading days prior to ARCO’s last NYSE trading day, on the last NYSE trading day of ARCO Common Stock, and on the ten NYSE trading days of ARCO Common Stock following ARCO’s last NYSE trading day, using the closing price on the NYSE of a BP Amoco ADS multiplied by the Exchange Ratio to determine the price of ARCO Common Stock for each of the above twenty-one days (the ten days before ARCO’s last NYSE trading day, ARCO’s last NYSE trading day and the ten days following ARCO’s last NYSE trading day).

(2)     Comparison Group TSR means sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the same measurement period used for ARCO Common Stock in Subsection (1) above. The beginning and ending stock price used to calculate the TSR of each member of the Comparison Group shall be the average of the closing price on the ten NYSE trading days prior to last NYSE trading day of ARCO Common Stock on the ARCO’s NYSE trading day, and on the ten NYSE trading days following ARCO’s last NYSE trading day.

(c)     (1)     The TSR of ARCO means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the first to occur of (i) the end of the established measurement period, or (ii) the date that ARCO Common Stock ceases trading on the NYSE. If Section 2(c)(1)(ii) is used, the beginning and ending stock price used to calculate the TSR of ARCO shall be the average of the closing price on the twenty NYSE trading days prior to the last NYSE trading day of ARCO Common Stock and on the last NYSE trading day of ARCO Common Stock.

(2)     Comparison Group TSR means sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the same measurement period used for ARCO Common Stock in Subsection (1) above. The beginning and ending stock price used to calculate the TSR of each member of the Comparison Group shall be the average of the closing price on the twenty NYSE trading days prior to ARCO’s last NYSE trading day, and on the last NYSE trading day of ARCO Common Stock .

(d)     (1)    The TSR of ARCO means the sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the first to occur of (i) the end of the established measurement period, or (ii) the date that

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ARCO Common Stock ceases trading on the NYSE. If Section 2(d)(1)(ii) is used, the beginning and ending stock price used to calculate the TSR of ARCO shall be the average of the closing price on the twenty NYSE trading days prior to ARCO’s last NYSE trading day and on the last NYSE trading day of ARCO Common Stock, using the closing price on the NYSE of a BP Amoco ADS multiplied by the Exchange Ratio to determine the price of ARCO Common Stock for each of the above twenty-one days (the twenty days before ARCO’s last trading day and ARCO’s last trading day).

(2)     Comparison Group TSR means sum of the dividends and appreciation or depreciation of the price of a share of Common Stock over the same measurement period used for ARCO Common Stock in Subsection (1) above. The beginning and ending stock price used to calculate the TSR of each member of the Comparison Group shall be the average of the closing price on the twenty NYSE trading days prior to ARCO’s last NYSE trading day, and on the last NYSE trading day of ARCO Common Stock.

Section 3.	Comparison Group – ARCO BPA Merger

Should the merger of Mobil Corporation with Exxon Corporation be consummated prior to the end of a Performance Period for any of the outstanding CRS grants, a new company will not be selected to replace Mobil Corporation. Instead, the actual TSR performance of Mobil Corporation will be used through the day the common stock of Mobil Corporation ceases trading on the NYSE. In addition, for the time period commencing on the date when the common stock of Mobil Corporation ceases trading on the NYSE and ending on the close of an applicable Performance Period, as defined in Article I, Section 2(n) of the Plan, the TSR of Mobil Corporation will be measured by multiplying the price of a share of common stock of Exxon Corporation by the Exchange Ratio in the Merger Agreement between Exxon Corporation and Mobil Corporation in effect as of the completion date of such merger.

Section 4.	Grant of Performance-Based Restricted Stock – ARCO BPA Merger

Upon the consummation of the ARCO BPA Merger, only Sections 1, 2 and 3 of this Article VI will be used to calculate the number of shares to be granted for all outstanding CRS grants, and the implementation or actions regarding these or any other provisions of the Plan related to effecting these provisions shall be done without any further approvals, actions or changes.

Section 5.	Exercise of Stock Options

There shall be no execution of any directions to exercise a Stock Option on the day immediately preceding the date of the ARCO BPA Merger and on the date of the ARCO BPA Merger and any directions to exercise Stock Options

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which are pending execution on such dates or are received for execution on such dates shall be executed commencing on the first day following the date of the ARCO BPA Merger on which an ADS of BP Amoco is traded on the New York Stock Exchange.

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ARTICLE VII

CONSOLIDATION OF STOCK OPTIONS AND PERFORMANCE-BASED
DIVIDEND SHARE CREDITS AND RE-PRICING OF STOCK OPTIONS

With respect to outstanding Stock Options granted under the Plan, from February 1, 1992 through March 1, 1996, the aggregate Option Price for a plan year, as defined in Article II, Section 2(a) of the Plan, with respect to all outstanding Stock Options granted in the respective plan year shall be divided by the sum of the total number of the shares relating to such options and the total number of Performance-Based Dividend Share Credits (any fractional amounts of such Credits shall be rounded to the next whole number) relating to such options, which sum shall constitute a new number of outstanding Stock Options, and the quotient shall be the new Option Price for the outstanding Stock Options. All Performance-Based Dividend Share Credits relating to such Stock Option shall be cancelled. The following example, using assumed numbers, illustrates the application of these provisions.

1.     Assume the grant of Stock Options on February 24, 1992 has 720,000 shares relating to outstanding Stock Options, with and Option Price of $31.32 and 398,000 outstanding Performance-Based Dividend Share Credits relating to such Stock Options.

2.     The existing Option Price relating to the Stock Options granted on February 24, 1992 shall be changed to a new Option Price and the total amount of such Options shall be changed, as follows:

(a)	720,000 x $31.32 = $22,550,400 [Aggregate Option Price for Stock Option grant made on 2/24/92]

(b)	720,000 + 398,000 = 1,118,000 [Outstanding Stock Options for grant made on 2/24/92]

(c)	$22,550,400 divided by 1,118,000 = $20.1703 [New Option Price for Stock Option grant made on 2/24/92]

(d)	There are 1,118,000 outstanding Stock Options under the grant of Stock Options made on February 24, 1992 with an Option Price of $20.1703

(e)	There are no remaining Performance-Based Dividend Share Credits relating to the grant of Stock Options made on February 24, 1992.

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